SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34754; File No. 812-15387

Hennessy Funds Trust, et al.

November 18, 2022

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")
for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under
the Act and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and
17(a)(2) of the Act.

Summary of Application: Applicants request an order ("Order") that permits: (a) The Funds (as
defined below) to issue shares ("Shares") redeemable in large aggregations only ("creation
units"); (b) secondary market transactions in Shares to occur at negotiated market prices rather
than at net asset value; (c) certain Funds to pay redemption proceeds, under certain
circumstances, more than seven days after the tender of Shares for redemption; and (d) certain
affiliated persons of a Fund to deposit securities into, and receive securities from, the Fund in
connection with the purchase and redemption of creation units. The relief in the Order would
incorporate by reference terms and conditions of the same relief of a previous order granting the
same relief sought by applicants, as that order may be amended from time to time ("Reference
Order").[1]

Applicants: Hennessy Funds Trust, Hennessy Advisors, Inc. and Quasar Distributors, LLC.

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[1]   Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682
(November 14, 2019) (notice) and 33710 (December 10, 2019) (order).

Filing Dates: The application was filed on September 21, 2022 and amended on November 3, 2022 and November 16, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on December 13, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Teresa M. Nilsen, Hennessy Advisors, Inc., 7250 Redwood Blvd., Suite 200, Novato, California 94945, terry@hennessyfunds.com; Peter D. Fetzer, 777 East Wisconsin Avenue, Suite 3800, Milwaukee, Wisconsin 53202, pfetzer@foley.com.

FOR FURTHER INFORMATION CONTACT: Deepak T. Pai, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated November 16, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the

SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

    For the Commission, by the Division of Investment Management, under delegated authority.

                                   Sherry R. Haywood
                                   Assistant Secretary